Condensed Consolidated Interim
Financial Statements

For the Three and Nine Months Ended September 30, 2026 and 2025

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		September 30, 2026	December 31, 2025
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$397,892	$528,931
Amounts receivable	5	200,441	137,516
Inventories		432,682	333,715
Other current financial assets	17	8,340	14,533
Other current assets	6	56,325	55,382
		1,095,680	1,070,077

Property, plant and equipment	7	1,855,864	1,600,400
Deferred income tax assets	13	730	24,899
Non-current equity investments	17	176,797	105,870
Other non-current financial assets	17	73,101	113,555
Other non-current assets	8	8,302	43,849
		2,114,794	1,888,573
Total assets		$3,210,474	$2,958,650

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$444,000	$360,739
Income tax payable		42,929	28,879
Other current financial liabilities	17	13,416	16,346
Other current liabilities	6	29,922	31,984
		530,267	437,948

Provision for reclamation	9	270,444	294,452
Deferred income tax liabilities	13	37,400	37,899
Other non-current financial liabilities	17	73,767	82,093
Other non-current liabilities	8	81,026	46,496
		462,637	460,940
Shareholders' equity
Share capital	14	612,513	727,038
Contributed surplus		31,296	30,945
Accumulated other comprehensive income (loss)		12,292	(49,363)
Retained earnings		1,561,469	1,351,142
		2,217,570	2,059,762
Total liabilities and shareholders' equity		$3,210,474	$2,958,650
Commitments and contingencies (note 16)
Subsequent events (note 14)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of United States dollars)		2026	2025	2026	2025
(except per share amounts)	Notes

Revenue	10	$500,247	$395,163	$1,427,653	$983,005

Cost of sales
Production costs		290,762	223,352	796,357	597,098
Depreciation, depletion and amortization		33,397	35,379	98,586	85,500
Earnings from mine operations		176,088	136,432	532,710	300,407

Exploration and evaluation costs		26,069	20,566	49,526	37,391
Corporate administration costs		9,559	6,955	30,652	24,100
Share-based compensation expenses		20,817	8,074	33,614	10,945
Care and maintenance expenses		7,289	4,676	17,323	14,306
Impairment reversal	18	—	(193,520)	—	(193,520)
Reclamation recovery	9	(7,214)	(207)	(4,657)	(2,962)
Other operating expenses (income)	11	12,792	(38,208)	70,185	(17,334)
Earnings from operations		106,776	328,096	336,067	427,481

Loss (gain) on sale of Greenstone Partnership	4	293	(16,264)	(17,892)	(37,871)
Other non-operating income	12	(6,341)	(10,397)	(27,655)	(19,055)
Finance costs		8,802	2,988	18,662	10,942
Earnings before income tax		104,022	351,769	362,952	473,465
Income tax expense	13	15,334	59,581	122,715	82,249
Net earnings		88,688	292,188	240,237	391,216

Other Comprehensive Income (Loss)

Items that may be subsequently reclassified to earnings:
Changes in fair value of hedge derivative instruments	17	(9,036)	(54,320)	21,899	(45,634)
Items that will not be subsequently reclassified to earnings:
Changes in fair value of equity investments	17	24,444	23,146	39,756	28,308
Other comprehensive income (loss)	17	15,408	(31,174)	61,655	(17,326)
Total comprehensive income		$104,096	$261,014	$301,892	$373,890

Earnings per share:
Basic	14	$0.46	$1.44	$1.22	$1.90
Diluted	14	$0.45	$1.43	$1.21	$1.87

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
		2026	2025	2026	2025
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net earnings		$88,688	$292,188	$240,237	$391,216

Adjustments:
Depreciation, depletion and amortization		34,281	36,095	103,094	87,839
Reclamation recovery	9	(7,214)	(207)	(4,657)	(2,962)
Share-based compensation, net of cash settlements		20,460	8,074	16,353	10,945
Finance costs		8,802	2,988	18,662	10,942
Income tax expense	13	15,334	59,581	122,715	82,249
Impairment reversal	18	—	(193,520)	—	(193,520)
Unrealized foreign exchange (gain) loss		(3,046)	(5,520)	(8,646)	3,785
Unrealized fair value loss (gain) on financial asset related to the Additional Royal Gold Agreement	17	4,100	(42,600)	40,500	(29,100)
Loss or (gain) on sale of Greenstone Partnership	4	293	(16,264)	(17,892)	(37,871)
Other		62	2,045	(63)	2,533
Reclamation payments	9	(873)	(641)	(1,223)	(4,454)
Cash provided by operating activities prior to changes in working capital and income taxes paid		160,887	142,219	509,080	321,602
Income taxes paid		(25,540)	(7,958)	(104,089)	(56,789)
Changes in working capital	15	7,788	27,392	(75,582)	(19,244)
Cash provided by operating activities		143,135	161,653	329,409	245,569

Investing activities
Property, plant and equipment additions		(126,021)	(63,011)	(286,244)	(162,461)
Proceeds from disposition of equity investments	17	1,911	—	14,873	—
Proceeds from disposition of property, plant, and equipment		—	49	214	294
Purchase of equity investments	17	(1,922)	(24,857)	(20,171)	(46,834)
Cash used in investing activities		(126,032)	(87,819)	(291,328)	(209,001)

Financing activities
Dividends paid	14	(9,812)	(10,278)	(29,910)	(31,126)
Payment of borrowing and financing costs		(4,014)	(505)	(5,248)	(1,009)
Repayment of lease obligations		(3,970)	(2,229)	(11,427)	(6,239)
Proceeds from common shares issued		778	684	2,665	2,930
Payment for common shares repurchased	14	(53,043)	(22,050)	(125,200)	(64,001)
Cash used in financing activities		(70,061)	(34,378)	(169,120)	(99,445)
(Decrease) or increase in cash and cash equivalents during the period		(52,958)	39,456	(131,039)	(62,877)
Cash and cash equivalents at beginning of the period		450,850	522,340	528,931	624,673
Cash and cash equivalents at end of the period		$397,892	$561,796	$397,892	$561,796

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at January 1, 2026	199,806,355	$727,038	$30,945	$(49,363)	$1,351,142	$2,059,762
Net earnings	—	—	—	—	240,237	240,237
Other comprehensive income (note 17)	—	—	—	61,655	—	61,655
Transactions with shareholders:
Repurchase of shares - Normal Course Issuer Bid (“NCIB”) (note 14)	(6,762,900)	(127,555)	—	—	—	(127,555)
Related to the effect of share repurchase liability (note 14)	—	8,348	—	—	—	8,348
Share-based compensation expense	—	—	1,822	—	—	1,822
Issued on exercise of stock options	266,845	2,063	(579)	—	—	1,484
Issued under the employee share purchase plan	92,536	1,476	—	—	—	1,476
Issued on redemption of restricted share units	268,973	1,143	(892)	—	—	251
Dividends declared and paid (C$0.21 per share)	—	—	—	—	(29,910)	(29,910)
Balance at September 30, 2026	193,671,809	$612,513	$31,296	$12,292	$1,561,469	$2,217,570

Balance at January 1, 2025	210,031,280	$826,694	$32,147	$(11,195)	$808,270	$1,655,916
Net earnings	—	—	—	—	391,216	391,216
Other comprehensive loss (note 17)	—	—	—	(17,326)	—	(17,326)
Transaction with shareholders:
Repurchase of shares - NCIB (note 14)	(9,195,416)	(65,211)	—	—	—	(65,211)
Related to the effect of share repurchase liability (note 14)	—	640	—	—	—	640
Share-based compensation expense	—	—	2,198	—	—	2,198
Issued on exercise of stock options	409,232	2,854	(816)	—	—	2,038
Issued under the employee share purchase plan	178,131	1,103		—	—	1,103
Issued on redemption of restricted share units	219,211	696	(692)	—	—	4
Dividends declared and paid (C$0.21 per share)	—	—	—	—	(31,126)	(31,126)
Balance at September 30, 2025	201,642,438	$766,776	$32,837	$(28,521)	$1,168,360	$1,939,452
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. The Company also owns a vertically integrated US Molybdenum Business Unit (“US Moly”) and another molybdenum property in North America.
2. Basis of presentation
These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the annual disclosures required by IFRS and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.
These financial statements were authorized for issuance by the Board of Directors of the Company on October 29, 2026.
3. Summary of material accounting policies

These interim financial statements have been prepared using material accounting policies and critical accounting estimates and judgments consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2025.

New standards and amendments issued and applicable to the Company are described below:

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
–the structure of the statement of profit or loss;
–required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures);
–enhanced principles on aggregation and disaggregation of totals and disclosures which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1, while many of the existing principles in IAS 1 are expected to be retained, with limited changes. IFRS 18 is not expected to impact the recognition or measurement of items in the financial statements; however, it may affect what an entity reports as its operating profit or loss.

The Company is actively evaluating the impact of IFRS 18 on its financial statements. The Company has determined that Adjusted EBITDA and Adjusted Net Earnings are management-defined performance measures and continues to assess their impact on the disclosures in the financial statements upon

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

adoption. The Company is also evaluating whether All-in Sustaining Cost on a By-product Basis (“AISC”) meets the definition of a management-defined performance measure as described in IFRS 18, in consultation with internal and external advisors and industry peers. The Company is evaluating against the definition of a management-defined performance measure as it extends to the concepts of being a subtotal of income and expenses and a measure of performance of the Company as a whole.

The Company expects that two new subtotals; i) operating income and ii) income before financing and income taxes will be included in the statement of profit or loss upon the adoption of IFRS 18. In addition, in the statement of cash flows, the starting point of the operating cash flows will be changed to operating profit as a result of the new standard.

IFRS 18 will apply to reporting periods beginning on or after January 1, 2027. Retrospective application is required, and so the comparative information for the financial year ending December 31, 2026 will be restated in accordance with IFRS 18. The Company does not intend to early adopt the standard prior to its effective date.

Comparative Figures

Certain figures in the consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of these financial statements as at and for the year ended December 31, 2025.

4. Sale of Greenstone Partnership
In 2021, the Company sold its interest in the Greenstone Partnership for consideration which included contingent payments dependent on the Greenstone Mine achieving certain cumulative production milestones. In 2024, Equinox Gold Inc. (“Equinox”), the operator of the Greenstone Mine, announced that the mine had achieved commercial production which removed significant uncertainty constraining the cumulative production milestones. As a result, the Company recognized a contract asset, representing the amount due from Equinox under these payments contingent on achieving these production milestones. Subsequent to the initial recognition, the most likely value of the contract asset is re-measured at each reporting date with changes in expected value recorded as a gain or loss on the sale of Greenstone Partnership.

During the third quarter of 2026, the Greenstone Mine achieved the second production milestone removing the constraint on the second tranche of the amount due from Equinox. On October 2, 2026, Equinox paid $47.8 million to the Company which is recorded in amounts receivable as at September 30, 2026. See note 5.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below summarizes changes in the contract asset included in other current assets in the Company’s consolidated statements of financial position.

Balance, January 1, 2025	$63,088
Remeasurement gain	50,545
Settlements during the period	(41,044)
Balance, December 31, 2025	$72,589
Remeasurement gain	17,892
Amount reclassified to Amounts Receivable (note 5)	(47,846)
Balance, September 30, 2026 (note 6)	$42,635

The most likely amount of the contract asset was determined using a discounted cash flow method. The key assumptions used in the measurement of the remaining contract asset are summarized in the table below:

	September 30, 2026	December 31, 2025
Gold price per oz	$4,000	$3,430 - $3,520
Timing of receipt of remaining contingent payment	First half of 2027	2026 to 2027
Discount rate	5.56%	5.56%

Key assumptions

The determination of the most likely amount of the contract asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date. The Company applied the variable consideration constraint in accordance with IFRS 15 Revenue recognition from contracts with customers through developing an established range of data points between the minimum and median of available future price estimates to reduce the likelihood of future reversal of the gain recognized on the sale of Greenstone Partnership.
•Expected timing of receipt of contingent payments were determined using the most recent production and public guidance disclosures for the Greenstone Mine and recently issued technical reports to estimate when the timing of the contingent payment thresholds would be met.
•Discount rate was based on a credit-risk adjusted rate representing the broader mining industry. This discount rate is not subject to change as the asset is re-measured on a periodic basis.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the contract asset while production levels were a key assumption in the timing of the receipt of the milestone payments.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

5. Amounts receivable

	September 30, 2026	December 31, 2025
Gold and copper concentrate sales receivable(1)	$43,404	$53,324
Molybdenum sales receivable(1)	99,591	74,661
Consumption and income tax receivables	4,310	5,738
Receivable from Equinox (note 4)	47,846	—
Other receivables	5,290	3,793
Total amounts receivable	$200,441	$137,516
(1)Includes provisionally-priced receivables subject to mark-to-market adjustment (note 17c).

6. Other current assets and liabilities

	September 30, 2026	December 31, 2025
Other current assets
Due from Equinox (1)	$42,635	$37,519
Prepaid insurance expenses	5,446	9,229
Deposits for consumable supplies	4,003	1,924
Prepaid assets	3,624	6,156
Other	617	554
Total other current assets	$56,325	$55,382
Other current liabilities
Current portion of lease obligations	$9,054	$7,924
Current portion of provision for reclamation (note 9)	5,144	—
Share repurchase liability (note 14)	13,385	21,733
Other	2,339	2,327
Total other current liabilities	$29,922	$31,984
(1)Relates to the amount due from Equinox associated with the sale of its interest in the Greenstone Partnership expected to be received in the next twelve months (note 4).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

7. Property, plant and equipment
The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Net book value
Balance January 1, 2025	$707,369	$254,701	$52,276	$87,190	$1,101,536
Balance January 1, 2026	$773,332	$535,604	$55,209	$236,255	$1,600,400
Balance September 30, 2026	$815,999	$511,866	$42,353	$485,646	$1,855,864
(1)Includes exploration and evaluation assets related to the Goldfield Project and Kemess Project.

During the nine months ended September 30, 2026, $374.4 million of additions were capitalized to PP&E, including an $18.4 million reduction in capitalization to asset retirement obligation asset and $33.8 million additions on lease arrangements with right-of-use asset.

During the year ended December 31, 2025, $295.5 million of additions were capitalized to PP&E, including $19.0 million additions in capitalization to asset retirement obligation asset and $6.3 million additions in lease arrangements with right-of-use asset.

During the year ended December 31, 2025, an impairment reversal of $193.5 million was recognized on the Goldfield Project and impairment reversal of $147.6 million ($144.8 million, net of tax) was recognized on the Kemess Project. These impairment reversals represent the full reversal of prior impairments allocated to long-lived assets, as adjusted for depreciation, depletion and amortization.
8. Other non-current assets and liabilities

	September 30, 2026	December 31, 2025
Other non-current assets
VAT and other tax receivables(1)	$6,025	$6,413
Non-current supplies inventory	346	346
Due from Equinox(2)	—	35,070
Other	1,931	2,020
Total other non-current assets	$8,302	$43,849
Other non-current liabilities
Non-current portion of lease obligations(3)	$33,982	$10,867
Non-current portion of deferred revenue(4)	24,877	24,362
Post-retirement benefits	2,808	2,312
Non-current portion of share-based payment liability(5)	16,314	8,955
Other	3,045	—
Total other non-current liabilities	$81,026	$46,496
(1)Includes amounts related to the Öksüt Mine.
(2)Relates to the non-current portion of amount due from Equinox associated with the sale of its interest in the Greenstone Partnership (note 4).
(3)Relates to the additional leases at the Thompson Creek Mine and the Mount Milligan Mine.
(4)Relates to the Additional Royal Gold Agreement (note 17a).
(5)Relates to the non-current portion of the Restricted Share Unit (“RSU”) Plan and Performance Share Unit (“PSU”) Plan.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

9. Reclamation
a.Reclamation provision
The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	September 30, 2026	December 31, 2025
Balance, beginning of year	$294,452	$271,308
Changes in cost estimates	8,437	18,475
Changes in discount rate	(29,947)	(8,859)
Accretion	9,080	11,210
Liabilities settled	(1,223)	(5,319)
Foreign exchange revaluation	(5,211)	7,637
Balance, end of period	$275,588	$294,452

Current portion of reclamation provision (note 6)	5,144	—
Non-current portion of reclamation provision	270,444	294,452
Total provision for reclamation	$275,588	$294,452

The range of the nominal risk-free interest rate used in discounting the reclamation provision are presented below:

	As at September 30, 2026			As at December 31, 2025
Range of nominal risk-free interest rate applied	4.03%	to	5.64%	3.56%	to	4.84%
b. Reclamation recovery
The recovery relating to the exploration and evaluation and care and maintenance sites are attributable to the following factors:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Changes in cost estimates	$2,110	$(1,238)	$3,110	$1,795
Changes in discount rate	(9,324)	919	(7,767)	(5,012)
Other	—	112	—	255
Total reclamation recovery	$(7,214)	$(207)	$(4,657)	$(2,962)

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

10. Revenue
Total revenue consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Gold revenue	$255,698	$235,703	$820,431	$541,199
Copper revenue	68,696	48,627	204,773	131,895
Molybdenum revenue	155,916	85,241	370,638	243,697
Other by-product revenue(1)	9,327	7,609	33,361	19,116
Revenue from contracts with customers	$489,637	$377,180	$1,429,203	$935,907
Provisional and final pricing adjustment on concentrate sales(2)	9,508	18,547	554	48,213
Metal content adjustments on concentrate sales	1,102	(564)	(2,104)	(1,115)
Total revenue	$500,247	$395,163	$1,427,653	$983,005
(1)Includes silver, rhenium, toll and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 12.5 million pounds of copper, 42,040 ounces of gold, and 74,361 pounds of molybdenum (September 30, 2025 - 13.3 million pounds of copper, 32,279 ounces of gold, and 82,694 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

11. Other operating expenses (income)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Selling and marketing(1)	$3,487	$3,216	$10,280	$8,716
Study costs(2)	5,282	402	11,830	1,983
Unrealized loss or (gain) on financial asset related to the Additional Royal Gold Agreement (note 17a)	4,100	(42,600)	40,500	(29,100)
Langeloth Facility standby costs(3)	(852)	—	6,455	—
Other, net	775	774	1,120	1,067
Other operating expenses (income)	$12,792	$(38,208)	$70,185	$(17,334)
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth Facility.
(2)Primarily relates to study costs at the Mount Milligan Mine and the Öksüt Mine.
(3)Includes costs, net of insurance proceeds, incurred at the Langeloth Facility that could not be capitalized to production inventory during the period of suspension of operations in February and March 2026. Most of the standby costs were expensed between February and May 2026 while insurance proceeds are received on a delayed basis.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

12. Other non-operating income

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Interest income(1)	$(2,773)	$(5,252)	$(11,022)	$(16,324)
Foreign exchange gain(2)	(3,237)	(3,406)	(17,935)	(738)
Loss (gain) on equity investments (3)	112	(2,181)	(3,134)	(3,302)
Loss (gain) on sale of PP&E	—	19	(214)	(226)
Costs associated with the resolution of legal matter (4)	255	—	3,917	—
Other (income) expenses	(698)	423	733	1,535
Other non-operating income	$(6,341)	$(10,397)	$(27,655)	$(19,055)
(1)Primarily includes interest on bank term deposits.
(2)Primarily includes foreign exchange impact of the Turkish lira on the Company’s income tax and royalties and impact of the Canadian dollar on the reclamation provision at the Endako Mine and Kemess Project.
(3)Relates to short-term equity investments designated as fair value through profit and loss.
(4)Relates to the Langeloth labour matter, refer to note 16.
13. Income Taxes

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Current income tax expense	$33,121	$30,634	$108,645	$65,130
Deferred income tax (recovery) expense	(17,787)	28,947	14,070	17,119
Total income tax expense	$15,334	$59,581	$122,715	$82,249

In June 2026, the Turkish Government announced changes that are expected to reduce the corporate income tax rate for Öksüt from 25% to 12.5%, effective January 1, 2027. This change in tax rate resulted in the reduction of the deferred tax liabilities subject to Turkish tax for the nine months ended September 30, 2026.

During the period, the Company reassessed the expected future tax structure of certain legal entities operating within the same tax jurisdiction and concluded that an amalgamation of these entities is more likely than not. The Company determined that the criteria for offsetting the related deferred income tax assets and liabilities against each other were met. Accordingly, the Company has presented these deferred income tax balances on a net basis in the condensed consolidated interim statements of financial position.
14. Shareholder's equity
a.Repurchases and cancellation of shares

Normal Course Issuer Bid (“NCIB”)
On November 10, 2025, the Company announced that it had received approval from the Toronto Stock Exchange (”TSX”) to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 20,129,230 common shares in the capital of the Company during the twelve-month period commencing on November 10, 2025 and ending on November 9, 2026, representing approximately 10% of the public float.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

During the three months ended September 30, 2026, the Company repurchased 2,584,600 common shares (2025 - 2,839,983 common shares) for total consideration of $53.0 million (2025 - $22.0 million) at an average price of $20.52 (C$28.61) (2025 - $7.76) per share. The total consideration paid for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

During the nine months ended September 30, 2026, the Company repurchased 6,762,900 common shares (2025 - 9,195,416 common shares) for total consideration of $125.2 million (2025 - $64.0 million) at an average price of $18.51 (C$25.75) (2025 - $6.96) per share. The total consideration paid for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

Automatic Share Purchase Plan

On September 24, 2026, the Company initiated an automatic share purchase plan (“ASPP”) under its NCIB by authorizing its independent broker to repurchase a fixed total value of Centerra common shares up to $13.4 million (December 31, 2025 - $21.7 million) with a certain share price limit during the period ending November 2, 2026.

The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in share capital.
b.Earnings per share

Computation for basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net earnings	$88,688	$292,188	$240,237	$391,216
Dilutive impact related to the PSU plan(2)	—	1,991	—	(1,063)
Diluted earnings	$88,688	$294,179	$240,237	$390,153

Basic weighted average common shares (in thousands)	194,461	202,437	197,225	205,949
Dilutive impact of stock options (in thousands)	1,070	10	998	8
Dilutive impact related to the RSU plan (in thousands)(1)	791	1,071	795	966
Dilutive impact related to the PSU plan (in thousands)(2)	—	1,522	—	1,522
Diluted weighted average common shares (in thousands)	196,322	205,040	199,018	208,445

Earnings per share:
Basic	$0.46	$1.44	$1.22	$1.90
Diluted	$0.45	$1.43	$1.21	$1.87
(1)Relates to the Company’s Restricted Share Unit (“RSU”) Plan.
(2)Relates to the Company’s Performance Share Unit (“PSU”) Plan.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

For the nine months ended September 30, 2026 and 2025, certain potentially anti-dilutive securities were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities excluded from the calculation are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
RSUs and PSUs excluded from earnings per share (in thousands)	2,578	1,768	2,498	1,382
ASPP impact excluded from earnings per share (in thousands)(1)	614	649	614	649
(1)ASPP has an anti-dilutive impact on earnings per share by reducing the number of shares outstanding from the calculation.
c.Dividends

On October 29, 2026, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on November 16, 2026.
15. Supplemental cash flow disclosure
Changes in working capital

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Increase in amounts receivable	$(81,206)	$(38,286)	$(63,610)	$(76,557)
Increase in inventories	(4,201)	(43,737)	(97,654)	(50,183)
Decrease in other current assets	35,481	47,202	38,263	32,668
Increase in accounts payable and accrued liabilities	57,714	62,213	47,419	74,828
Changes in working capital	$7,788	$27,392	$(75,582)	$(19,244)
16. Commitments and contingencies
Commitments
As of September 30, 2026, the Company had entered into contracts related to PP&E totaling $131.3 million (September 30, 2025 - $43.1 million).
Contingencies
On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty. The Company has been audited and reassessed by the British Columbia Ministry of Finance in respect of British Columbia mineral tax filings for the 2013 to 2022 taxation years. The Company believes the tax position it has taken is supportable and is disputing the reassessments. The Company does not expect the outcome of the reassessments to have a material effect on the Company’s financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Mount Milligan Mine Royalty

The Company is subject of a claim made by H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% royalty at Mount Milligan, in the first quarter of 2020. H.R.S. claimed that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the royalty agreement and has therefore underpaid amounts owing to H.R.S.

The B.C. Court of Appeal rendered a written decision on January 13, 2026, which determined that the Company should be calculating the royalty on the full amounts received from offtakers who purchase Mount Milligan concentrate, notwithstanding that under the Royal Gold Streaming Agreement, we are immediately required to use a portion of those proceeds to purchase gold and copper credits for delivery to Royal Gold. This decision overturned a previously written decision from the B.C. Supreme Court that stated, among other things, that the Company was correct to include the effect of the Royal Gold Streaming Agreement when calculating the royalty. The Company sought leave to appeal from the Supreme Court of Canada and is awaiting a decision. In the first quarter of 2026, the Company paid approximately $22.4 million to H.R.S. pursuant to the B.C. Court of Appeal decision, which was previously accrued as at December 31, 2025, and will make future royalty payments on that basis. If that appeal to the Supreme Court of Canada is successful, the Company may be entitled to recover some or all of the amounts paid to H.R.S. and revert to the previous royalty calculation.

Langeloth Labour Matter

Langeloth Metallurgical Company, LLC ("Langeloth") is involved in a historical labour-related proceeding filed by the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America (the “UAW”) at the U.S. National Labor Relations Board (“NLRB”) concerning the recall and reinstatement of former economic strikers. During 2026, the parties engaged in settlement discussions and have negotiated the terms of a settlement in July 2026. On August 7, 2026, the Company paid approximately $3.9 million in settlement of the matter.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

17. Financial instruments
The Company’s principal financial instruments include the Mount Milligan Mine’s financial asset related to the Additional Royal Gold Agreement, equity investments and derivative financial instruments. Financial instruments also comprise amounts receivable (including embedded derivatives) and accounts payable. The Company’s principal financial instruments not inclusive of amounts receivable and accounts payable are summarized in the table below:

	September 30, 2026	December 31, 2025
Other current financial assets
Current derivative instrument assets (note 17b)	$8,111	$2,566
Current equity investments (note 17d)	229	11,967
	8,340	14,533
Other non-current financial assets
Royal Gold financial asset (note 17a)	$72,800	113,300
Non-current derivative instrument assets (note 17b)	301	255
	73,101	113,555
Non-current equity investments (note 17d)	176,797	105,870
Total other financial assets	$258,238	$233,958

Other current financial liabilities
Current derivative instrument liabilities (note 17b)	$13,416	$16,346
	13,416	16,346
Other non-current financial liabilities
Non-current derivative instrument liabilities (note 17b)	73,767	82,093
	73,767	82,093
Total other financial liabilities	$87,183	$98,439
The table below provides a breakdown of the changes in the fair value of derivative financial instruments and equity investments recognized in other comprehensive income (“OCI”) and the portion of the fair value changes reclassified to the statements of earnings:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(Decrease) increase in fair value of derivative instrument liabilities	$(7,296)	$(52,892)	$24,406	$(39,772)
Increase in fair value of equity investments accounted through fair value through other comprehensive income	24,444	23,146	39,756	28,308
Reclassified to net earnings	(1,740)	(1,428)	(2,507)	(5,862)
Increase (decrease) in fair value of financial instruments and equity investments included in OCI(1)	$15,408	$(31,174)	$61,655	$(17,326)
(1)Includes tax expense of $4.8 million for the three months ended September 30, 2026 (three months ended September 30, 2025 - $(0.6) million tax (recovery)) and $9.6 million tax expense for the nine months ended September 30, 2026 (nine months ended September 30, 2025 - $5.2 million tax expense).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

a.Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement

The Mount Milligan Mine is subject to an arrangement with Royal Gold which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per pound of copper delivered. The Company accounts for the Additional Royal Gold Agreement as a financial asset and the fair value of the financial asset is re-measured at each reporting date with changes in fair value recorded as a gain or loss in other operating expenses.
In 2024, the Company and its subsidiary, TCM, entered into an Additional Royal Gold Agreement relating to the Mount Milligan Mine to increase cash payments for the Mount Milligan Mine’s gold ounces and copper pounds delivered to Royal Gold dependent on specific delivery milestones. On September 11, 2025, the Company issued the Mount Milligan Mine pre-feasibility study (“MTM PFS”), confirming an extension of the life of mine. The fair value of the financial asset was re-measured at that time to incorporate the extension to the life of mine.

The following is a summary of the changes in the financial asset included in other assets in the Company’s consolidated statements of financial position:

Balance, January 1, 2025	$67,200
Settlement of deferred gold consideration(1)	43,101
Fair value adjustments	2,999
Balance, December 31, 2025	$113,300
Fair value adjustments	$(40,500)
Balance, September 30, 2026	$72,800
(1)Represents the value of the delivery of the first deferred gold consideration, settled in gold ounces.
The Company has also indemnified Royal Gold and its affiliates for up to $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years. The Company considers the value associated with the indemnification to be nominal in its valuation of the financial asset based on remote probability of the cash outflow. The Company re-evaluates this assessment each period.

Subsequent to the period end, the second tranche of the $47.6 million deferred gold consideration was settled with Royal Gold as a result of the second production milestone for the Greenstone Mine being achieved. See note 4.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The key assumptions used in the measurement of the financial asset are summarized in the table below:

	September 30, 2026	December 31, 2025
Gold price per oz - short-term (1)	$4,300 - $4,500	$3,000 - $4,000
Gold price per oz - long-term	$3,600	$3,000
Copper price per lb - long term	$5.00	$4.50
Timing of delivery of deferred gold consideration (range of years)	2026 to 2034	2026 to 2034
Gold price volatility used in the Monte Carlo simulation	18.9%	18.5%
Discount rate	7.88% - 9.13%	6.25% - 7.63%
(1) Short-term represents the years 2026-2029 as at September 30, 2026 (2026-2029 as at December 31, 2025).
The fair value of the financial asset is most sensitive to the key assumptions summarized below:

	Hypothetical Change	Impact on Value
Gold price per oz	+/-$250/oz	+/- $2,625
Copper price per lb	+/-$0.50/lb	+/- $17,932
Discount rate	+/-1%	+/- $13,925

Key assumptions

The determination of the fair value of the financial asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date and applying the Monte Carlo method to determine the applicable price for the additional cash payments for gold;
•Discount rate was based on the Company’s estimated weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Included in the weighted-average cost of capital is the incremental premium reflecting risk associated with permitting and construction of the second tailings storage facility;
•Timing of deferred gold consideration was determined based on the Company’s best estimate of the timing to receive the gold ounces in relation to the sale of Centerra’s 50% interest in the Greenstone Partnership;
•Gold price volatility used in the Monte Carlo simulation was determined by applying statistical methods to daily historical gold prices over the period equal to the life of Mount Milligan Mine; and
•Estimated future production profile, including production levels and operating and capital costs of the Mount Milligan Mine were determined with reference to the life of mine plan. The life of mine plan was updated in the third quarter of 2025 when the Company issued the MTM PFS. The production levels used were consistent with the volume of reserves developed as part of the Company’s process for the estimation of mineral reserves and resources.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the financial asset while production levels were a key assumption in the valuation of threshold payments and free cash flows interest payments components of the financial asset. Gold price volatility was an assumption used specifically in the Monte Carlo method applied in the valuation of additional cash payments for gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s corporate credit facility. The Company monitors its derivative position exposures on an ongoing basis.

	September 30, 2026	December 31, 2025
Derivative instrument assets
Current
Foreign exchange contracts	$—	$1,752
Fuel contracts	8,023	—
Royal Gold deliverables(1)	88	814
	8,111	2,566
Non-current
Foreign exchange contracts	—	250
Fuel contracts	301	5
	301	255
Total derivative instrument assets	$8,412	$2,821

Derivative instrument liabilities
Current
Foreign exchange contracts	$7,615	$259
Fuel contracts	—	1,370
Royal Gold deliverables(1)	3,154	56
Gold contracts	2,647	14,661
	13,416	16,346
Non-current
Foreign exchange contracts	—	111
Fuel contracts	—	504
Gold contracts(2)	73,767	81,478
	73,767	82,093
Total derivative instrument liabilities	$87,183	$98,439
(1)Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.
(2)Hedges associated with the Goldfield Project with floors at $3,200 for 2029 and 2030, with ceilings at an average of $4,438 and $4,706, respectively.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at September 30, 2026 that are accounted for as cash flow hedges are summarized below:

		Average Strike Price				Total Position(2)
Instrument	Unit	2026	2027	2028+	Type
Diesel Contracts
ULSD zero-cost collars(1)	Litres	$0.59/$0.66	—	—	Fixed	716,000
ULSD swap contracts(1)	Litres	$0.62	$0.58	—	Fixed	16,064,000
Foreign exchange contracts
US$/C$ zero-cost collars	CAD	$1.38/$1.43	—	—	Fixed	12,000,000
US$/C$ forward contracts	CAD	$1.38	$1.36	—	Fixed	306,000,000
Gold Hedge Contracts
Öksüt Mine zero-cost collars	Ounces	$2,400/$3,696	—	—	Fixed	5,382
Goldfield Project zero-cost collars(3)	Ounces	—	—	$3,200/$4,575	Fixed	117,000
(1)Ultra-low sulfur diesel (“ULSD”).
(2)Total amounts expressed in the units identified.
(3)Hedges associated with the Goldfield Project with floors at $3,200 for 2029 and 2030, with ceilings at an average of $4,438 and $4,706, respectively.
Fuel contracts
The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations and estimated future diesel fuel purchases at the Thompson Creek Mine, to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2027.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2027.
Gold contracts
In 2024, the Company entered into zero-cost collar contracts related to the Oksut Mine for 40,000 ounces in 2025 and 20,000 ounces in 2026. The derivatives expire evenly through each year.
In conjunction with the decision to proceed with the Goldfield Project on August 6, 2025, the Company entered into zero-cost collar contracts for 57,000 ounces in 2029 and 60,000 ounces in 2030 to protect project economics and support predictable cash flow during the ramp-up period. These contracts are expected to settle over time by the end of 2030.
The Company applies hedge accounting to gold contracts it enters to hedge a portion of the expected gold ounces sold to manage the risk associated with changes to the London Bullion Market Association (“LBMA”) gold price. The option collar contracts utilize a price floor, allowing for significant participation in

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

upward price movements. These hedges result in cash inflows or outflows only when the underlying LBMA gold price is below the collar floor, or above the collar ceiling, respectively, at the time of settlement.
Non-hedge derivatives
The non-hedge derivative instruments outstanding as at September 30, 2026, are expected to settle by the end of the fourth quarter of 2026, and are summarized as follows:

Instrument	Unit	Total Position(1)
Royal Gold deliverables
Gold forward contracts	Ounces	15,498
Copper forward contracts	Pounds	1,874,000
(1)Total amounts expressed in the units identified.
Royal Gold deliverables

For deliveries under the Mount Milligan Streaming Agreement, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders (collectively, “MTM Customers”), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the bill of lading date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices and specific contract terms.
c. Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of the contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. The majority of molybdenum sales is not subject to provisional pricing; however, for a small number of shipments and sales of molybdenum products to customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period and specific contract terms outlined in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at September 30, 2026 and December 31, 2025, are summarized as follows:

	September 30, 2026	December 31, 2025
Trade receivables prior to mark-to-market adjustment	$53,252	$50,407
Mark-to-market adjustment related to gold and copper concentrate sold	(7,366)	11,500
Mark-to-market adjustment related to molybdenum products sold	9	697
Provisionally-priced trade receivables	$45,895	$62,604
As at September 30, 2026 and December 31, 2025, the Company’s net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Fair value price ($/unit)
	Unit	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Copper	Pounds	12,496,188	11,478,789	6.55	5.64
Gold	Ounces	42,040	35,004	4,173	4,338
Molybdenum	Pounds	74,361	79,710	34.80	22.57

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are recorded at fair value based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Accounts payable related to the purchase of molybdenum concentrate prior to fair value adjustment, the fair value adjustments made during the period, and the fair value of provisionally-priced payables as at September 30, 2026 and December 31, 2025, are summarized as follows:

	September 30, 2026	December 31, 2025
Accounts payable prior to fair value adjustment	$33,316	$61,433
Fair value adjustment to molybdenum concentrate	2,905	224
Provisionally-priced accounts payable	$36,221	$61,657
As at September 30, 2026 and December 31, 2025, the Company’s net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Fair value price ($/unit)
	Unit	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Molybdenum	Pounds	1,338,310	1,155,206	$31.39	$21.49
d. Equity Investments

	September 30, 2026	December 31, 2025
Current portion of equity investments	$229	$11,967
Non-current portion of equity investments (1)	176,797	105,870
Total equity investments	$177,026	$117,837
(1)Relates to the shares of publicly traded entities, measured at fair value through OCI, including the investment in Thesis Gold Inc. of $61.5 million and investment in Liberty Gold Corp. of $78.7 million as at September 30, 2026.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

e. Fair value measurement

Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statements of financial position were as follows:

September 30, 2026
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$72,800	$72,800
Provisionally-priced trade receivables	—	45,895	—	45,895
Equity investments	177,026	—	—	177,026
Derivative financial instruments	—	8,412	—	8,412
	$177,026	$54,307	$72,800	$304,133

Financial liabilities
Provisionally-priced accounts payable	$—	$36,221	$—	$36,221
Derivative financial instruments	—	87,183	—	87,183
	$—	$123,404	$—	$123,404

December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$113,300	$113,300
Provisionally-priced trade receivables	—	62,604	—	62,604
Equity investments	117,837	—	—	117,837
Derivative financial instruments	—	2,821	—	2,821
	$117,837	$65,425	$113,300	$296,562

Financial liabilities
Provisionally-priced accounts payable	$—	$61,657	$—	$61,657
Derivative financial instruments	—	98,439	—	98,439
	$—	$160,096	$—	$160,096
During the nine months ended September 30, 2026, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Valuation Techniques
Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The fair value of the Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement utilizes a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to the metal prices, expected production, operating and capital costs from the Mount Milligan Mine’s life of mine

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

projections, expected timing of delivery of deferred gold consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. As such, this financial asset is classified within Level 3 of the fair value hierarchy.
Equity investments
Equity investments representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.
18. Impairment Reversal
Goldfield Project
During the third quarter of 2025, the Company completed additional technical studies and project optimizations on the Goldfield Project which in conjunction with a significant increase in long-term gold prices, significantly improved the economics of the project. On August 6, 2025, the Company’s Board of Directors approved the construction of the Goldfield Project and the Company announced the results of a technical study outlining strong economics for the Goldfield Project. Concurrent with the construction decision, the Company entered into zero-cost gold collars to hedge a portion of the commodity price risk, protect margins, safeguard economics in the early years of the Goldfield Project, and expedite the capital payback period. The Company identified the construction decision as an indicator of impairment reversal for the Goldfield Project and completed an impairment reversal test in the third quarter of 2025. See note 17 for the details of the Company’s hedging program related to the Goldfield Project.
The estimated recoverable amount of the Goldfield Project as at August 6, 2025 was determined on the basis of fair value less costs of disposal (“FVLCD”) and calculated by discounting the estimated future net cash flows over the estimated life of the mine. Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels and operating and capital costs in the life of mine plans, future metal prices, discount rate and estimates of the fair value attributable to mineralization in excess of life of mine plan. Changes in any of the assumptions or estimates used in

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

determining the fair values could have impacted the impairment reversal analysis and its conclusions. The key assumptions used in the impairment test for Goldfield Project are summarized in the table below:

2025
Gold price per oz - medium term(1)	$2,850 - $3,050
Gold price per oz - long-term(1)	$2,650
Gold production (thousands of ounces)	533
Discount rate	8.5%
(1)Gold prices represent anticipated realized metal prices as at June 30, 2025. Medium term represents the early production years 2028 to 2030, whereas long term represents years from 2031 to the end of life of mine. Prices selected for 2029 and 2030 were developed in consideration of real hedged floor price of the zero-cost collars entered into for hedging purposes.
As the Goldfield Project’s estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $193.5 million was recognized in the impairment reversal line item in the condensed consolidated interim statements of earnings and comprehensive income and reflected in the Goldfield category in the Company’s segment disclosure (note 19). This impairment reversal represents the full reversal of prior impairment allocated to long-lived assets, as adjusted for depreciation, depletion and amortization. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.
Key assumptions
The determination of the recoverable amount with Level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

•Gold price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;
•Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account the Company’s expected development plans and development timeline to construct the necessary infrastructure and start production. The production levels used were consistent with the reserves volumes developed as part of the Company’s process for the estimation of mineral reserves and resources;
•A real after-tax discount rate was based on the Company’s estimated real weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. The discount rate was adjusted for the specific risks associated with the Goldfield Project.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

19. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.
During the first quarter of 2026, the Company revised its internal organizational structure as a result of changes and advancements within the business and to better reflect how the CODM evaluates performance and allocates resources. The Company identified the Goldfield Project as a separate standalone reportable segment to align with the CODM focus on the ongoing construction and development of the project. Additionally, the Company refined the US Moly segment to comprise of the Thompson Creek Mine and Langeloth Metallurgical Facility which are vertically integrated. The Endako mine is now being presented within Corporate and Other, aligned with the Company’s updated organizational structure.
The comparative segment information for prior period has been restated to reflect the revised reportable segments. The reclassification has no impact on the Company’s previously reported consolidated net earnings, total assets, or cash flows.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following tables set forth operating results by reportable segment for the following periods:

Three months ended September 30, 2026
(Thousands of U.S. dollars)	Oksut	Mount Milligan	US Moly	Goldfield	Total Segments	Corporate and other	Total
Revenue	130,709	$209,154	$160,384	$—	$500,247	$—	$500,247
Cost of sales
Production costs	52,077	95,147	143,538	—	290,762	—	290,762
Depreciation	15,748	16,511	1,138	—	33,397	—	33,397
Earnings from mine operations	62,884	$97,496	$15,708	$—	$176,088	$—	$176,088
Exploration and evaluation costs	4,585	2,797	117	313	7,812	18,257	26,069
Corporate administration costs	—	—	—	—	—	9,559	9,559
Share-based compensation expenses	—	—	—	—	—	20,817	20,817
Care and maintenance expenses	—	—	—	—	—	7,289	7,289
Reclamation recovery	—	—	—	—	—	(7,214)	(7,214)
Other operating expenses	378	6,665	640	—	7,683	5,109	12,792
Earnings (loss) from operations	57,921	$88,034	$14,951	(313)	$160,593		$106,776
Loss on sale of Greenstone Partnership						293	293
Other non-operating income						(6,341)	(6,341)
Finance costs						8,802	8,802
Earnings before income tax							$104,022
Income tax expense						15,334	15,334
Net earnings							$88,688
Additions to PP&E	2,206	$28,527	$76,105	30,507	$137,345	$1,924	$139,269

Three months ended September 30, 2025
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	US Moly	Goldfield	Total Segments	Corporate and other	Total
Revenue	169,098	$137,269	$88,796	—	$395,163	$—	$395,163
Cost of sales
Production costs	59,141	77,344	86,867	—	223,352	—	223,352
Depreciation	19,770	14,473	1,136	—	35,379	—	35,379
Earnings from mine operations	90,187	$45,452	$793	—	$136,432	$—	$136,432
Exploration and evaluation costs	157	2,028	—	2,012	4,197	16,369	20,566
Corporate administration costs	—	—	—	—	—	6,955	6,955
Share-based compensation expenses	—	—	—	—	—	8,074	8,074
Care and maintenance expenses	—	—	—	—	—	4,676	4,676
Impairment reversal	—	—	—	(193,520)	(193,520)	—	(193,520)
Reclamation recovery	—	—	—	—	—	(207)	(207)
Other operating expenses (income)	366	(40,200)	977	—	(38,857)	649	(38,208)
Earnings (loss) from operations	89,664	$83,624	$(184)	191,508	$364,612		$328,096
Gain on sale of Greenstone Partnership						(16,264)	(16,264)
Other non-operating income						(10,397)	(10,397)
Finance costs						2,988	2,988
Earnings before income tax							$351,769
Income tax expense						59,581	59,581
Net earnings							$292,188
Additions to PP&E	7,961	$11,868	$36,509	11	$56,349	$350	$56,699

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Nine months ended September 30, 2026
	Öksüt	Mount Milligan	US Moly	Goldfield	Total Segments	Corporate and other	Total
Revenue	$455,722	$587,094	$384,837	$—	$1,427,653	$—	$1,427,653
Cost of sales
Production costs	164,488	275,732	356,137	—	796,357	—	796,357
Depreciation, depletion and amortization	47,974	47,193	3,419	—	98,586	—	98,586
Earnings from mine operations	$243,260	$264,169	$25,281	$—	$532,710	$—	$532,710
Exploration and evaluation costs	5,258	3,852	117	3,754	12,981	36,545	49,526
Corporate administration costs	—	—	—	—	—	30,652	30,652
Share-based compensation expenses	—	—	—	—	—	33,614	33,614
Care and maintenance expenses	—	—	—	—	—	17,323	17,323
Reclamation recovery	—	—	—	—	—	(4,657)	(4,657)
Other operating expenses	1,396	50,857	10,101	—	62,354	7,831	70,185
Earnings (loss) from operations	$236,606	$209,460	$15,063	$(3,754)	$457,375		$336,067
Gain on sale of Greenstone Partnership						(17,892)	(17,892)
Other non-operating income						(27,655)	(27,655)
Finance costs						18,662	18,662
Earnings before income tax							$362,952
Income tax expense						122,715	122,715
Net earnings							$240,237
Additions to PP&E	$13,837	$109,885	$195,105	$49,199	$368,026	$6,415	$374,441

Nine months ended September 30, 2025
	Öksüt	Mount Milligan	US Moly	Goldfield	Total Segments	Corporate and other	Total
Revenue	$329,703	$399,290	$254,012	$—	$983,005	$—	$983,005
Cost of sales
Production costs	120,669	225,786	250,643	—	597,098	—	597,098
Depreciation, depletion and amortization	36,810	45,281	3,409	—	85,500	—	85,500
Earnings (loss) from mine operations	$172,224	$128,223	$(40)	$—	$300,407	$—	$300,407
Exploration and evaluation costs	1,223	3,934	—	5,059	10,216	27,175	37,391
Corporate administration costs	—	—	—	—	—	24,100	24,100
Share-based compensation expenses	—	—	—	—	—	10,945	10,945
Care and maintenance expenses	—	—	—	—	—	14,306	14,306
Impairment reversal	—	—	—	(193,520)	(193,520)	—	(193,520)
Reclamation recovery	—	—	—	—	—	(2,962)	(2,962)
Other operating expenses (income)	717	(21,150)	2,148	—	(18,285)	951	(17,334)
Earnings (loss) from operations	$170,284	$145,439	$(2,188)	$188,461	$501,996		$427,481
Gain on sale of Greenstone Partnership						(37,871)	(37,871)
Other non-operating income						(19,055)	(19,055)
Finance costs						10,942	10,942
Earnings before income tax							$473,465
Income tax expense						82,249	82,249
Net earnings							$391,216
Additions to PP&E	$31,820	$52,194	$95,732	$47	$179,793	$582	$180,375